Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years ended September 30,					Three months ended December 31, 2016
	2012	2013	2014	2015	2016
Income before income taxes	$313,304	$404,801	$397,293	$478,970	$312,755	$12,065
Fixed charges	72,260	58,103	71,803	74,551	85,766	21,691
Capitalized interest	(32,900)	(33,200)	(30,000)	(22,000)	(17,200)	(5,400)
Earnings	$319,764	$429,704	$439,096	$531,521	$381,321	$28,356
Ratio of earnings to fixed charges	4.4x	7.4x	6.1x	7.1x	4.4x	1.3x

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest.